Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

        The following table sets forth our ratio of earnings to fixed charges and preferred stock dividends on a historical basis for the periods indicated.

		Fiscal Year Ended June 30,
	Three months ended September 30, 2011
		2011	2010	2009	2008	2007
Earnings	$38,522,000	$116,273,000	$43,586,000	$63,214,000	$37,995,000	$30,791,000

Fixed Charges:
Interest expense	1,187,886	5,753,026	2,244,689	370,898	763,895	1,266,499
Amortization of debt issuance costs	203,339	735,039	408,302	205,718	113,378	63,605
Portion of rental expense representative of interest	17,672	74,289	89,843	71,383	70,159	51,777

Total Fixed Charges	$1,408,897	$6,562,354	$2,742,834	$647,999	$947,432	$1,381,881

Earnings plus fixed charges	$39,930,897	$122,835,354	$46,328,834	$63,861,999	$38,942,432	$32,172,881

Ratio of earnings to fixed charges (unaudited)	28.34	18.72	16.89	98.55	41.10	23.28
Preferred stock dividends	—	—	—	—	2,803,000	—

Earnings plus fixed charges and preferred stock dividends	$39,930,897	$122,835,354	$46,328,834	$63,861,999	$41,745,432	$32,172,881

Ratio of earnings to fixed charges and preferred stock dividends (unaudited)	28.34	18.72	16.89	98.55	11.13	23.28

(1)
For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, net income attributable to non-controlling interests and income or loss from equity investment, plus fixed charges. "Fixed charges" means the sum of (i) interest expensed and capitalized, (ii) amortized debt issuance costs, and (iii) an estimate of the interest within rental expense.